Susann Reilly, Esq. – Mail Stop 3561		January 12, 2009
Office of Beverages, Apparel
and Health Care Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

	Re:	Bio-Reference Laboratories, Inc. (“BRLI”)
Form 10-K(as amended) for Fiscal Year Ended October 31, 2007;
10-Q for Quarter Ended January 31, 2008
10-Q for Quarter Ended April 30, 2008
10-Q for Quarter Ended July 31, 2008
Dear Ms. Reilly,

We have reviewed the staff’s comment letter of December 5, 2008. The following are BRLI’s responses to the staff’s comments.

Form 10-K, as amended for Fiscal Year Ended October 31, 2007

Report of Independent Registered Public Accounting Firm, page 31

We are in the process of preparing Form 10-K/A No.2 to the Form 10-K for the fiscal year ended October 31, 2007 containing an amended report of our auditing firm adding the words “in all material respects” to the last sentence of the report, and an updated consent. The Form 10-K/A No. 2 will be filed within five business days after your receipt of this letter.

Supplemental Schedule of Non-Cash Investing and Financing Activities, page 37

The contingent consideration to GeneDx is in the form of a separate financial instrument and is not embedded in a security. Recalculation of the contingent consideration at the market price for BRLI common stock on the date the contingency was resolved, is as follows:

Market price for BRLI common stock (9/28/07)	$33.76

Closing date stock value	$21.65

Shares issued	11,548

Difference in value	$139,846

The difference in value represents less than 1% ($139,846 / $154,574,000) of BRLI’s total consolidated assets. Based on this analysis, we deem the difference as being quantitatively insignificant.

In addition, for the year ended October 31, 2007, we considered the surrounding circumstances of the difference in value. For example:

•                  Whether the difference in value affects compliance with any loan covenants or any other contractual requirement. (None Noted)

•                  Whether the difference in value has any effect on any type of compensation arrangements. (None Noted)

•                  Whether the difference in value changes a loss into income or income into a loss. (None Noted)

•                  Whether the difference in value could be expected to have any significant impact on the users of the financial statements. (None Noted)

As a result of these considerations, we have determined that the difference in value has no qualitative impact on the financial statements.

Note [1] Organization and Business, page 38

As requested, we have attached an analysis of the quantitative thresholds as stated in paragraph 18 of SFAS 131 for each of the periods requested. Based upon this analysis, it appears that the reporting threshold levels have not been exceeded at this point to require segment reporting for either GeneDx or CareEvolve.

It appears that our prior response to this item did not include some information needed to fully understand our position regarding our GeneDx segment. We have based our decision not to report our GeneDx segment separately on the fact that GeneDx and Bio-Reference have similar economic characteristics as stated in SFAS 131 paragraph 17. Bio-Reference and GeneDx are similar in each of the following areas:

A) The nature of the services provided. Both Bio-Reference and GeneDx provide laboratory testing services.

B) The nature of the processes. Both Bio-Reference and GeneDx provide diagnostic results based upon the results of specified tests performed on a patient’s specimen.

C) The type or class of customer for their services. Both Bio-Reference and GeneDx service doctors, clinics and governmental units.

D) The Methods used to provide their services: Although the tests processed at GeneDx are specifically genetic tests as opposed to the Clinical and Esoteric tests processed by Bio-Reference, virtually all of the test methodologies used at GeneDx are also used at Bio-Reference. The overall process and service provided are the same. Both provide a test result based upon tests performed on a patient’s specimen.

E) The nature of the regulatory environment. Both Bio-Reference and GeneDx are complex CLIA (Clinical Laboratory Improvement Amendments) certified and both operate under CAP (College of American Pathologists) certification programs; both are fully compliant with the regulations and administrative standards of operation of CMS (Centers for Medicare and Medicaid Services) and CAP, as well as the commercial laboratory requirements of each and every state where they provide clinical services (generally speaking, all or nearly all 50 states in the Union). Within this environment, both laboratories are required to comply with the same regulatory framework.

We believe the addition of GeneDx has simply provided Bio-Reference with the ability to add genetic testing to our list of other test areas that include:

Endocrinology	Substance Abuse

Immunology	Pregnancy

Microbiology	Pap Smears

Oncology	HIV-related tests

Serology	Cholesterol levels

Toxicology	Blood Cell Counts

Urinalysis	Hematopathology

Hemostasis

Our CareEvolve segment does not have similar economic characteristics to Bio-Reference and GeneDx. CareEvolve is responsible for the licensing and maintenance of our physician based connectivity solution. As shown on the analysis provided, the quantitative thresholds have not been met that would require separate reporting at this time.

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/S/ Marc Grodman, M.D.
Marc Grodman M.D.
President and Chief Executive Officer

Consolidated Income Statement and Balance Sheet Comparison

Quarterly and FY 2007

(All Figures in Thousands)

	Q1-2007				Q2-2007				Q3-2007				Q4-2007				Total - FY-2007
	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI

Net Revenue	51,401	431	1,891	53,723	58,333	325	2,295	60,953	62,573	715	2,673	65,961	66,197	595	3,003	69,795	238,504	2,066	9,861	250,431
Percent	95.68%	0.80%	3.52%		95.71%	0.53%	3.76%		94.87%	1.08%	4.05%		94.85%	0.85%	4.30%		95.24%	0.82%	3.94%

Net Income (After Taxes)	1,961	-32	37	1,966	3,070	-144	232	3,158	3,731	150	308	4,189	4,455	50	139	4,644	13,227	16	714	13,957
Percent	99.75%	-1.62%	1.88%		97.22%	-4.57%	7.35%		89.08%	3.57%	7.35%		95.92%	1.08%	3.00%		94.78%	0.11%	5.11%

Total Assets	118,958	754	12,329	132,041	128,223	425	12,174	140,822	133,185	825	12,632	146,642	138,347	419	14,726	153,492
Percent	90.09%	0.57%	9.34%		91.05%	0.30%	8.65%		90.83%	0.56%	8.61%		90.14%	0.27%	9.59%

Consolidated Income Statement and Balance Sheet Comparison
Quarterly and FY 2008
(All Figures in Thousands)
	Q1-2008				Q2-2008				Q3-2008				Q4-2008				Total - FY-2008
	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI	BIO	Care Evolve	GeneDx	BRLI

Net Revenue	63,190	548	3,141	66,879	70,533	618	4,029	75,180	72,782	493	4,501	77,776	75,158	574	5,505	81,237	281,662	2,233	17,176	301,071
Percent	94.48%	0.82%	4.70%		93.82%	0.82%	5.36%		93.58%	0.63%	5.79%		92.51%	0.71%	6.78%		93.56%	0.74%	5.70%

Net Income (After Taxes)	2,281	-10	-63	2,208	3,249	-32	210	3,427	4,406	-79	410	4,737	4,497	-59	807	5,245	14,414	-180	1,383	15,617
Percent	103.29%	-0.45%	-2.84%		94.81%	-0.94%	6.13%		93.03%	-1.68%	8.65%		85.75%	-1.13%	15.38%		92.31%	-1.16%	8.85%

Total Assets	142,224	362	15,370	157,956	143,590	349	15,955	159,894	147,356	358	16,509	164,223	152,640	269	16,484	169,393
Percent	90.04%	0.23%	9.73%		89.80%	0.22%	9.98%		89.73%	0.22%	10.05%		90.11%	0.16%	9.73%